DILWORTH PAXSON LLP

direct dial number:	Kathleen L. Cerveny
(202) 466-9151	KCERVENY@DILWORTHLAW.COM

June 10, 2005

Securities and Exchange Commission
Mail Stop 3561
100 F Street, NE
Washington, DC 20549

Re:	Community Bankers Acquisition Corp.
Registration Statement on Form S-1
Filed April 22, 2005
File No. 333-124240

Ladies and Gentlemen:

          On behalf of Community Bankers Acquisition Corp., a Delaware corporation (the “Company” or “Community Bankers”), we hereby file through EDGAR with the Securities and Exchange Commission (the “Commission”) a complete copy of Amendment 1 to the Registration Statement on Form S-1 of Community Bankers (the “Amended S-1”), including exhibits.

          The Amended S-1 incorporates changes responsive to the comments set forth in the Commission’s letter to Mr. Gary A. Simanson, dated June 2, 2005. For your convenience, we have repeated each comment prior to the response. All references to headings and to page numbers in our discussion below are to the pages in the Amended S-1.

General

1.     Have you identified or been provided with the identity of, or had any direct or indirect contact with potential acquisition candidates? Currently, you merely disclose that you have not “selected” a target business for combination. If management, the directors, or any affiliate, agent or other representative of any of the company, the directors, or management has already taken direct or indirect measures to locate a target business, or unaffiliated sources have approached you with possible candidates, you must disclose this information or advise us. We may have further comment.

          The disclosure in the Amended S-1 has been revised to clarify that the Company has not identified or selected any potential acquisition candidate. We advise you supplementally that Gary Simanson, the Company’s president, is managing director of First Capital Group, an investment banking advisory firm whose business includes bank mergers and acquisitions. In that capacity, Mr. Simanson routinely engages in general discussions regarding the banking industry and potential capital raising or business combination opportunities with a variety of community and regional banks throughout the country. However, there is no business combination on behalf of the Company currently under consideration nor has there ever been any discussions or contacts with a prospective target business with respect to a business combination involving the Company.

          Mr. Simanson is generally aware of potential business acquisition candidates through his own research and unrelated business activities and through informal conversations with others (which have not included any discussion of any terms or pricing). We do not believe that either Mr. Simanson’s general awareness or these informal conversations are material to a prospective investor and any disclosure in the Amended S-1 would be misleading since no agreement, understanding or arrangement (formal or informal) currently exists between the Company and any potential acquisition candidate.

1818 N Street, N.W.     °     Suite 400     °     Washington DC 20036-2492
(202) 659-0494     °     Fax (202) 659-1290     °     www.dilworthlaw.com

CHERRY HILL NJ       HARRISBURG PA       NEWTOWN SQUARE PA       PHILADELPHIA PA       TURNERSVILLE NJ       WILMINGTON DE

Securities and Exchange Commission
June 10, 2005

2.     Provide disclosure with respect to the conversion rights to discuss the relative benefits and financial advantages to utilization of such feature between the existing stockholders and the public stockholders. This disclosure should include, in part, an analysis and comparison of the financial consequences of the exercise of the conversion right when exercised by an existing stockholder as compared to a public stockholder. In this context we note that: (i) the existing stockholders are allowed, and in fact intend to make purchases of shares in both the offering and in the open market subsequent to the offering; (ii) there appears to be a disincentive for public stockholders to exercise their conversion rights due to the fact that the amount available to such stockholders (approximately $7.20 per share) is virtually certain to be less than the purchase price paid for the unit in the offering ($8.00); and (iii) there does not appear to be a corresponding disincentive for existing stockholders to exercise their conversion rights since the average price of their existing shares was $.025 per share and thus even after paying the offering price and/or market price for the other shares acquired after the date of the prospectus, the effective cost to the existing stockholders of their shares will be less that the conversion price of approximately $7.20 per share. Similar disclosure should be provided, as applicable, with respect to the shares held by the Underwriters. We may have further comment.

          We have included the requested disclosure where appropriate.

3.     Provide disclosure in a prominent place in the prospectus detailing the various fees, reimbursements and other cash flows being paid to the existing stockholders and/or officers and directors in this offering. We may have further comment.

          We have revised the Prospectus Summary to include a section entitled “Limited payments to insiders” reflecting such information.

4.     We note the structure of this offering and its similarity to numerous blank cheek offerings underwritten on a firm commitment basis that recently have been registered with the Commission. With a view toward disclosure, identify for us supplementally the names of the companies that have registered or are seeking to register blank check offerings underwritten on a firm commitment basis in which an officer, director, affiliate, underwriter or attorney for any of the above have been involved; the Securities Act Form the companies’ filed on; if applicable, the date of effectiveness; and, the status of the offering thus far. In this regard, tell us the amount escrowed to date and whether the blank checks have engaged in the desired business combination outlined in the prospectus. To assist the staff in this regard, please present the

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June 10, 2005

information in a tabular format. We may have further comment.

          We are in the process of compiling the information and will provide the information supplementally as soon as practicable.

5.     Prior to the effectiveness of the company’s registration statement, the staff requests that we be provided with a copy of the letter or call from the NASD that the NASD has no additional concerns.

          Prior to effectiveness of the registration statement, we will ensure that the staff receives a copy of the NASD letter or call from the NASD regarding its concerns.

6.     Prior to effectiveness please provide an update with respect to those states in which the offering will be conducted.

          The Amended S-1 has been amended to reflect the Company’s application to list the securities on the American Stock Exchange. We have been advised that the underwriters will rely on exemptions from registration under the blue sky laws relating to the listing of the securities on the American Stock Exchange. We have modified the disclosure accordingly and deleted the section entitled “State Blue Sky Information” in the Underwriting section as well as the related risk factors.

7.     We note that the registration statement covers “such indeterminable additional securities as may be issued as result of the anti-dilution provisions contained in the Redeemable Warrants.” Please revise the disclosure to state that the indeterminate number of additional shares of common stock shall be issuable “pursuant to Rule 416 to prevent dilution resulting from stock splits, stock dividends or similar transactions.”

          We have revised the footnote to the fee chart to reflect the requested change.

Cover page of Prospectus

8.     Please revise the second paragraph to indicate the offering price per unit.

          We have revised the second paragraph to indicate the offering price per unit as requested.

9.     Revise your disclosure referencing your intent to have the company’s securities listed on the OTC Bulletin Board to clarify that there is no assurance that such securities will be listed for trading on the OTC Bulletin Board.

          See the response to comment 6 above regarding the application to list the securities on the American Stock Exchange. We have included clarification that there is no assurance that

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June 10, 2005

such securities will be or continue to be listed on the American Stock Exchange.

10.     We note your disclosure here and elsewhere that the components of your units will begin trading separately 90 days after the effectiveness of this registration statement “unless the representative of the underwriter determines that an earlier date is acceptable.” Please revise to elaborate on the noted disclosure in an appropriate place in the prospectus. Discuss the factors that the underwriter will consider in making the determination to allow earlier separate trading. If the underwriter decides to allow separate trading before the end of 90 days, discuss how investors will become aware of the acceleration.

          We have elaborated on the disclosure as requested and included discussion of the method of dissemination of information regarding the acceleration of separate trading.

Table of Contents

11.     Please move the paragraph immediately following the table of contents to an appropriate section following the risk factors section.

          We have moved the first two sentences of the paragraph to the introductory paragraph of the Prospectus Summary and deleted the balance of the paragraph in response to comment 12.

12.     In light of the Rule 415 ‘undertakings in Part II of the registration statement, please revise or remove the statement “[y]ou should not assume that the information in this prospectus is accurate as of any date other than the date on the front of this prospectus?’ Additionally, revise the statement on the back cover page “the delivery of this prospectus will not, under any circumstances create any implication that the information is correct as of any time subsequent to the date of this prospectus.”

          Please see our response to comment 11; additionally, we have removed the sentence referred to above from the back cover page of the prospectus.

Prospectus Summary, page 1

13.     We note that parts of the summary section and the business section appear promotional, rather than factual, and should be revised to remove all promotional statements. No speculative information should be included, unless clearly labeled as the opinion of management of the company along with disclosure of the reasonable basis for such opinions or beliefs. For example we note the statements “[m]embers of our management team and board of directors have significant management experience in operating banks, negotiating and consummating mergers and acquisition transactions as well as implementing and integrating such transaction with existing bank operations. We intend to leverage the experience of our management team and our capital to create value for our shareholders.” Please provide reasonable support for the

Securities and Exchange Commission
June 10, 2005

promotional statements in the prospectus. If a reasonable basis cannot be provided, the statements should be removed.

          We have removed the promotional statements as requested including the sentence referring to members of our management team previously contained in the Prospectus Summary—Industry Overview.

14.     Please note, in the discussion of the offering on page 2 or in another appropriate place, whether the company plans to amend its 8-K filing to provide an audited balance sheet to reflect the exercise of the over-allotment option if such exercise does not take place prior to the filing of the 8-K to reflect the consummation of the offering.

          We have disclosed our intention to amend the Form 8-K filing on both page 2 and elsewhere to provide an audited balance sheet to reflect the exercise of the over-allotment option if the exercise does not take place prior to the filing of the Form 8-K.

15.     Supplementally advise us why you appear to have a Virginia address and a Washington DC phone number.

          The Company is using an existing number with a 202 area code for its recently opened office in Virginia pending receipt from the telephone company of the assignment of a telephone number with a 703 area code.

16.     Disclose, here or elsewhere as appropriate, the rationale for requiring the stock to trade at $11.50 per share or more in order for the redemption rights to apply.

          We have included the rationale as requested.

17.     Provide, here or elsewhere in the prospectus as appropriate, a definition for the term “public stockholder” as used by the company with respect to this offering. In this context, please discuss in particular whether this term would include the “existing stockholders” of the company and/or their affiliates, in the case of shares held by such persons that are acquired in the offering, pursuant to open market purchases of units, common stock or warrants, or from the exercise of warrants held by such persons.

          We have included in the Prospectus Summary, the Management’s Discussion and Analysis and elsewhere as appropriate the definition of the term “public stockholder” in this context.

18.     We note your statement here and throughout the prospectus that you will not proceed with a business combination if shareholders owning 20% or more of the shares sold in this offering vote against the business combination and exercise their conversion rights. Please revise to clarify that this is a two step process (first, they would have to vote against the

Securities and Exchange Commission
June 10, 2005

combination, and second, they have to exercise their conversion rights) and that voting against the combination alone will not result in a pro rata distribution of the trust fund.

          We have made the requested change throughout the Amended S-1.

19.     We note your statement that “in certain business combinations, the amount of our cash contribution in the target business may exceed the fair market value of the target business (not including our cash contribution) prior to the consummation of the business combination.” We do not understand your statement Please revise.

          We have removed the sentence throughout the Amended S-1.

20.     Briefly detail, here or elsewhere in the prospectus as appropriate, the “certain limited exceptions” to the requirement that all existing stockholders’ shares shall not be transferable during the escrow period and cannot be released from escrow for three years from the date of the prospectus.

          We have revised the disclosure to detail the limited exceptions to the restriction on transfers during the escrow period as requested.

21.     We note that purchasers of your units will receive one share of common stock and one warrant, allowing them to purchase shares (following a business combination) at ‘the price of $6.00 per share. We also note that in order to convert and receive a portion of the funds held in trust, only the shares are required to be returned. Please revise to clarify if the warrants remain outstanding following an election to receive finds in the trust. This appears to create an opportunity for individuals to purchase units, remit the shares allowing them to receive a portion of the trust, and benefit from the subsequent sale of the warrants they retain.

          We have revised the disclosure as requested.

22.     We note that the company will received proceeds of $55,500,000 after underwriters discounts and commissions and that $54,000,000 will be deposited into a trust account. We note your statement that approximately $1,100,000 of the net proceeds will not be held in the trust fund. It appears to us that approximately $1,500,000 of the proceeds will not be held in the trust fund. Please revise as appropriate.

          The $1,100,000 reflects not only the deduction of the discount and commissions and the funds to be deposited into the trust account but also reflects the additional deduction of the estimated $400,000 in offering expenses and we believe accurately reflects the estimated net proceeds of the offering.

23.     Please revise to indicate the approximate dollar amount converted if 19.99% of the

Securities and Exchange Commission
June 10, 2005

7,500,000 shares are converted under the conversion rights.

          We have revised the disclosure to include the approximately dollar amount as requested.

Risk Factors, page 6

24.     Please revise your risk factor subheadings to concisely state the specific material risk each risk factor presents to your company or investors and the consequences should that risk factor occur. For example, the subheading for the second factor merely reads “Our management has broad discretion with respect to the identification and selection of a prospective target.” Similarly, the subheading for the third risk factor reads “We must receive regulatory approvals before we can consummate a business combination involving a bank or bank holding company.” Finally, we note the subheading “You will not be entitled to protections normally afforded to investors of certain blank check companies.” These examples are illustrative. Avoid simply referring to a fact about your company or a future event in your subheadings. Please revise your subheadings so that they adequately describe the specific risk that results from the stated fact.

          We have revised the risk factor subheadings as requested.

25.     In risk factor three, please describe in more detail the regulatory approval required in order to consummate the business combination.

          We have included description of the regulatory approvals in more detail as requested.

26.     We note your cross-reference to the section “Effecting a business combination Liquidation if no business combination” in your fourth risk factor. Revise the registration statement to delete the use of cross-references from the forepart of the prospectus except for the cross-reference to the risk factors on the cover page.

          We have deleted the cross-references from the forepart of the prospectus as requested.

27.     In risk factor six, we note your disclosure that you “will seek to have all” third parties execute agreements to waive any right, title, interest or claim to offering proceeds held in trusts. In your business section, please revise to elaborate on the factors you would consider when deciding to engage a third party that refuses to execute any of the noted agreements.

          We have included description of the factors which will be considered when deciding on whether to engage a third party which refuses to execute the noted agreements.

28.     Please explain the disclosure in the tenth risk factor that “it is possible that some of or key personnel will remain associated in various capacities with the target business following a business combination.” Please provide detailed disclosure in the business section regarding this

Securities and Exchange Commission
June 10, 2005

matter. State whether this may be a term of the business combination agreement. We may have further comment.

          We have revised the referenced risk factor to more clearly state the risk in the event one or more current officers or directors are not committed to remain with us for any specific period of time prior to or after a business combination. We have deleted reference in the risk factor to the possibility that one or more of such persons may or may not intend to remain following the business combination inasmuch as such information will be included in any proxy statement the Company provides to stockholders regarding any contemplated business combination.

29.     Revise risk factor thirteen to indicate the amount of stock that the officers and directors own in the company.

          We have included the percentage of outstanding shares that our officers and directors and stockholders will own after the offering in the risk factor.

30.     We note that Messrs. Zalman and Simanson have agreed to purchase warrants in the open market following the offering. Clarify whether they are obligated to purchase any specific amount of warrants following the offering. Supplementally, advise us why the underwriters have required them to purchase warrants following the offering.

          We have clarified the risk factor as requested. The Company believes that the underwriters have required them to purchase warrants following the offering to (a) provide stability to the market for the warrants and (b) provide a mechanism to further align the interests of management with warrant holders.

31.     In risk factor 15, we note that the company states that “[o]ur initial business combination may involve the simultaneous acquisition of more than one target business.” The company also states in the Use of Proceeds section that “[a]ny amounts not paid as consideration to the sellers of the target business may be used to finance operations of the target business or to effect other acquisitions.” Please reconcile these statements with the disclosure in the MD&A section that stales “[t]o the extent that our capital stock is used in whole or in part as consideration to effect a business combination, the proceeds held in the trust fund as well as any other net proceeds not expended will be used to finance the operations of the target business.” It would appear that to the extent that the company uses stock/cash or a combination of the two, any net proceeds would he used to finance the operations of the target business. Please revise the registration statement accordingly.

          We have revised the disclosure throughout to reconcile the noted statements.

32.     In risk factor 28, please describe in more detail the regulatory restrictions on the

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payment of cash dividends.

          We have included a description in the noted risk factor of the regulatory restrictions on the payment of cash dividends as requested.

33.     Some of your risk factors are too broad and generic and should be revised to state the material risk that is specific to Community Bankers Acquisition Corporation. As a general rule, a risk factor is probably too generic if it is readily transferable to other offering documents or describes circumstances or factual situations that are equally applicable to other similarly situated businesses. The following risk factors should be revised, deleted or moved to another section of the prospectus as appropriate:

•          “Our board of directors is staggered and will probably remain in control of our company until at least the consummation of a business combination” and

•          “We intend to have our securities quoted on the OTC Bulletin Board, which will limit the liquidity and price of our securities more than if our securities were quoted or listed on the NASDAQ Stock Market or a national exchange.”

          We have reviewed the risk factors and revised the same where appropriate to state the material risk specific to the Company. Additionally, we have deleted the two risk factors referenced in the Staff’s comment.

34.     The write off of organizational costs has been required by SOP 98-5 since 1999. Please revise the last risk factor on page 12.

          We have revised the risk factor as requested.

Use of Proceeds, page 14

35.     We note that you have allocated $200,000 towards due diligence of prospective target companies. Considering current management will not devote a set amount of time to your endeavors, please revise to discuss how due diligence will be performed and who will perform it.

          We have revised the disclosure to reflect how due diligence will be performed.

36.     We note that the proceeds held in trust may be used to compensate any finders that aid in your search of a target business. Please clarify if the finders’ fee expenses will be disclosed in the proxy that will be sent to public shareholders before a business combination takes place.

          We have revised the disclosure to clarify that the terms of any such arrangements will be negotiated with such persons on an arm’s length basis and disclosed to our stockholders in the proxy materials we provide in connection with any proposed business combination.

Securities and Exchange Commission
June 10, 2005

Dilution, page 15

37.     We note you indicate that the existing stockholders will have an immediate increase in net tangible book value of $5.69 per share. It appears to us that they would have an increase of $5.63 per share in net tangible book value. Please advise or revise.

          We have corrected the error.

Proposed Business, page 19

Effecting a Business Combination, page 20

38.     Please include if true, that none of the company’s officers, directors or promoters, and no other affiliate of the company, have had any preliminary contact or discussion with any representative of any other company regarding the possibility of an acquisition or merger between the company and such other company.

           See our response to comment 1.

39.     In the paragraph under the heading “We have not identified a target business,” and elsewhere in the prospectus as appropriate, expand your discussion concerning potential business combination candidates to specify the specific criteria, if that criteria has been established, the company will utilize in determining qualified business combination candidates (i.e., fair market value of at least 80% of the company’s net assets, annual revenues between $xxx to $xxx, EBITDA of $xxx to $xxx, etc.), provide the number of participants that qualify as potential combination candidates given the company’s established criteria and, to the extent not excessive in number, identify such candidates by name and provide relevant information (both financial and narrative) concerning such entities. We may have further comment.

          The Company has added disclosure under the noted heading that it has not established any other specific attributes or criteria (financial or otherwise) for prospective target businesses.

40.     In the paragraph “Sources of target businesses,” we note the disclosure that unaffiliated sources will inform you of potential target businesses and that such information will be either “solicited or unsolicited.” Please revise to discuss how you will solicit proposals and how unsolicited parties would become aware of your search. Also, please revise to clarify if any unaffiliated parities providing proposals will receive a fee and how that fee would be determined.

          We have included the requested information.

Securities and Exchange Commission
June 10, 2005

41.     In the paragraph under the heading “Sources of target businesses,” we note the disclosure that the company will not pay any finders or consulting fees to the officers, directors or existing stockholders. Please expand this disclosure, if accurate, to affirmatively confirm that the officers, directors and existing stockholders will receive no finders fees, consulting fees, or any similar type fees from any person or entity in connection with any business combination involving the company or an affiliate thereof.

          We have included the requested information.

42.     In the disclosure under the heading “Probable lack of business diversification,” provide additional disclosure to clarify, in light of the company’s requirement that any acquisition must be of a company with a fair market value equal to at least 80% of the company’s net assets, how the company would be able to effectuate a business combination with more than one target business.

          We have clarified the disclosure as requested.

43.     We note your statement in the “Limited ability to evaluate the target business’ management” section that “we cannot assure you that our officers and directors .. .will be familiar with their responsibilities under the United States securities laws.” We do not understand the relevance of your statement in the prospectus. Revise to delete the noted statement.

          We have revised the disclosure to state that these individuals may be unfamiliar with the requirements of operating a public company, including compliance with the Sarbanes Oxley Act, maintaining internal controls or dealing with the public markets, which could cause us to expend time and resources helping them become familiar with such laws.

Employees, page 24

44.     Given the disclosure regarding the amount of time management will devote, please revise to discuss in detail how management intends to carry out its duty of seeking a target business.

          We have revised the disclosure to more fully describe how management intends to carry out its duty of seeking a target business.

Management, page 34

45.     For Gary A. Simanson and Keith Wa1z, please describe all employment during the past five years. See Item 401(e)(l) of Regulation S-K. In the description, please include the name and business of the person’s employer, beginning and ending dates of employment, the positions held

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and a brief description of the employer’s business. Also include any other directorships held by each director as required by Item 401 (e)(2) of Regulation S-K.

          We have revised the biographical information as requested.

46.     Please disclose the period during which each person has served as a director, as required by Item 40l(a) of Regulation S-K.

          We have disclosed the period during which each person has served as a director.

Conflicts of Interest, page 35

47.     In the fifth paragraph, please clarify the disclosure to affirmatively state that existing stockholders are not required to vote any shares they hold which were not owned prior to the offering in accordance with the vote of the majority of the public stockholders and that such shares may be voted either for or against the proposed business combination in the existing holder’s own discretion, In addition, clarify, here and elsewhere as appropriate, that with respect to shares held by an existing stockholder which were acquired after the offering (whether pursuant to the offering, pursuant to open market purchases, or pursuant to the exercise of warrants) that the existing stockholder may vote against the proposed business combination and exercise his/her conversion rights in the event that the business combination transaction is approved by the requisite number of stockholders.

          We have revised the disclosure as requested.

Principal Stockholders, page 36

48.     We note your disclosure regarding management’s agreement with I-Bankers Securities to make open market purchases of the warrants once separate trading begins, so long as the price does not exceed $1.20. This arrangement appears to be an additional mechanism for initial shareholders to retain an even larger portion of their ownership, than is disclosed in the risk factors section, following a business combination. Please revise to discuss this risk in the risk factors section.

          The requested disclosure has been included in the Risk Factors.

49.     Please clarify if the purpose of the disclosed purchases is to stabilize the price of the warrants.

          We have clarified the disclosure as requested.

     Underwriting, page 43

Securities and Exchange Commission
June 10, 2005

50.     We note your disclosure that underwriters may make bids or purchases in order to stabilize the market price, so long as the bids do not exceed a “specific maximum.” Please revise to quantify that maximum.

          We have removed the language and provided revised disclosure.

51.     We note your statement that the underwriters may make bids or purchases for the purpose of pegging, fixing or maintaining the price of our securities. Supplementally, advise us how these transactions comply with Regulation M. We may have further comment.

           The underwriters have advised us they are aware of the provisions of Regulation M and will not engage in any transactions that violate Regulation M.

Financial Statements

General

52.     Your attention is directed to Item 3 10(g) of Regulation S-B and the possible need for updated financial statements and related disclosures.

          We note the possible need to include updated financial statements and related disclosures.

53.     You are reminded that a currently dated consent of the independent accountants with typed signature should be included in any amendment to the registration statement.

          A currently dated consent is included with the Amended S-1 and will be included in future amendments.

Part II

Exhibits

54.     Please file the form of the underwriting agreement with the next amendment.

          The form of the underwriting agreement has been included in the Amended S-1 as Exhibit 1.1.

Signatures

55.     Please have the principal accounting officer sign in this capacity. See Instructions to Signatures, Form SB-2.

Securities and Exchange Commission
June 10, 2005

          The principal accounting officer has executed Amended S-1 in such capacity.

* * * *

          If any members of the Staff have any questions concerning the enclosed materials or desire further information or clarification in connection therewith, he or she should contact the undersigned at (202) 466-9151.

Yours very truly,

/s/ Kathleen L. Cerveny

Enclosures

cc:	Gary A. Simanson Phillip J. Kushner, Esq.